UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2022

Commission File Number: 001-38607

ENDAVA PLC
(Name of Registrant)

125 Old Broad Street
London EC2N 1AR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F   ☐ Form 40-F

EXHIBIT LIST

Exhibit	Description
99.1	Press Release dated October 31, 2022

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDAVA PLC

Date: October 31, 2022	By:	/s/ John Cotterell
Name: John Cotterell
Title: Chief Executive Officer